Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY OFFSHORE PARTNERS L.P. DECLARES DISTRIBUTION

Hamilton, Bermuda — August 1, 2008 — Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P., has declared a cash distribution of $0.40 per unit for the quarter ended June 30, 2008. The cash distribution is payable on August 14, 2008 to all unitholders of record on August 7, 2008.
As a result of the acquisition of an additional 25 percent interest in Teekay Offshore Offshore Operating L.P. in late-June 2008, the management of Teekay Offshore GP LLC intends to recommend to its board of directors an increase to the Partnership’s quarterly distribution. If approved, the increase will be applied to the third quarter’s distribution to be paid in November 2008.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 34 shuttle tankers (including 9 chartered-in vessels), four floating storage and offtake units (FSO) and 11 conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO. Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
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